UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82–

EXHIBIT INDEX

99.1	- Announcement to the Market - Itaú Unibanco included in the Dow Jones Sustainability World Index 2020/2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020.

Itaú Unibanco Holding S.A

By:	/s/ Alexsandro Broedel
	Name:	Alexsandro Broedel
	Title:	Group Executive Finance Director and Head of Investor Relations

By:	/s/ Milton Maluhy Filho
	Name:	Milton Maluhy Filho
	Title:	Chief Financial Officer

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